Exhibit 99.1

Lifezone Metals Signs Binding Subscription Agreement for
US$50 Million of Unsecured Convertible Debentures with
Consortium of Marquee Mining Investors

March 21, 2024

New York (United States) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, is pleased to announce the signing of a binding subscription agreement for the issuance of US$50 million of convertible debentures with a consortium of marquee mining investors, led by Harry Lundin (Bromma Asset Management Inc.) and Rick Rule.

Proceeds will be used to continue activities at Lifezone’s flagship Kabanga Nickel Project, located in north-west Tanzania. Kabanga is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. The Kabanga Definitive Feasibility Study is on-track for completion in Q3 2024.

Key Terms:

●	US$50 million of unsecured convertible debentures. The debentures bear interest at a rate of the Secured Overnight Financing Rate (“SOFR”) plus 4.0% per annum, subject to a SOFR floor of 3.0%. Current SOFR is approximately 5.3%.

●	During the 48-month term, the debentures can be redeemed early by Lifezone, subject to the achievement of certain conditions, at a price of 105% plus interest otherwise payable to the maturity date. Interest is payable quarterly via a mix of cash and shares during the first two years and all in cash during the last two years.

●	The debentures are convertible into common shares of Lifezone at the option of the holder. The conversion price will be determined on the closing date based on the lesser of a 30% premium to a trailing period VWAP and US$8.00 per share, and is subject to customary adjustments. Mandatory conversion can occur if Lifezone’s share price is greater than 50% above the conversion price for any 15 trading days within a 30 consecutive trading days period.

●	Proceeds will be used to advance the Kabanga Nickel Project and for general corporate and administrative purposes.

●	Closing and issuance of the convertible debentures is subject to customary closing conditions.

Mr. Showalter stated: “The proceeds from the issuance of these convertible debentures enables us to maintain the momentum of ongoing work streams at our Kabanga Nickel Project and provides us with optionality to accelerate other opportunities.”

The convertible debentures referred to in this notice have not been and will not be registered under the United States Securities Act of 1933 or with any securities regulatory authority of any state of the United States and may not be offered or sold within the United States absent registration or an applicable exemption from registration requirements.

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Contact

Investor Relations – North America	Investor Relations – Europe

Evan Young	Ingo Hofmaier
SVP: Investor Relations & Capital Markets	Chief Financial Officer
evan.young@lifezonemetals.com	ingo.hofmaier@lifezonemetals.com

Media Enquiries

David Petrie
Manager: Corporate Communications
david.petrie@lifezonemetals.com

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About Lifezone Metals

At Lifezone Metals (NYSE: LZM), our mission is to provide cleaner and more responsible metals production and recycling. Using a scalable platform underpinned by our Hydromet Technology, we offer lower energy, lower emission and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, and empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel. A Definitive Feasibility Study for the project is due for completion by Q3 2024.

Through our US-based, platinum, palladium and rhodium recycling joint venture, we are working to demonstrate that our Hydromet Technology can process and recover platinum group metals from responsibly sourced spent automotive catalytic converters in a cleaner and more efficient way than conventional smelting and refining methods.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC).

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication, except as required by applicable law.

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